UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D 9 originally filed by Endesa on January 26, 2007 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D 9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D 9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 4.

Item 4 is amended to include the following:

MATERIAL FACT

THE BOARD OF DIRECTORS OF ENDESA RECOMMENDS THE E.ON OFFER AT 40 EUROS

The Board of Directors of Endesa, at a meeting held today, has unanimously agreed to view favorably the tender offer being made by E.ON at 40 euro per share, which is scheduled to expire on April 3, 2007, and to recommend that Endesa shareholders tender their shares pursuant to E.ON’s offer, for the following reasons:

1.	E.ON’s offer fairly reflects the value of Endesa and increases E.On’s most recent offer by 1.25 euro.

2.	The consideration being offered by E.ON consists entirely of cash, and E.ON’s offer is being made for 100 percent of Endesa’s shares.

3.
E.ON has stated its intention to continue implementing Endesa’s commercial strategy, including Endesa’s investment plan, and to preserve Endesa’s workforce, as well as its goal of promoting the development of the Spanish gas and electricity market, all as reflected in E.ON’s tender offer statement.

4.
E.ON’s offer is the only offer that complies with all of the requirements of current law and that is fully supported by the legal and financial guarantees that ensure its viability. It is also the only offer for which all relevant authorizations have been obtained.

Accordingly, all members of the Board of Directors of Endesa that own, directly or indirectly, Endesa shares have stated their intention to tender all of their Endesa shares pursuant to E.ON’s offer, except for 50 Endesa shares each.

Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid) has not yet adopted any decision with respect to whether it will accept E.ON’s offer but expects that it will be in a position to announce its decision following the meeting of its board of directors.

In making its recommendation, the Board of Directors of Endesa has considered the fairness opinions issued by its financial advisors, BNP Paribas S.A. Sucursal en España, Citigroup Global Markets Limited, Deutsche Bank AG London Branch, J.P. Morgan Plc, Lehman Brothers (Europe) Limited and Merrill Lynch Capital Markets España, S.A., all of which state that the consideration offered by E.ON is fair, from a financial point of view, to Endesa’s shareholders.

This communication is being made without prejudice to the publication of the Report of the Board of Directors of Endesa on the modified terms of E.ON’s offer, which shall be undertaken at the appropriate time in accordance with Royal Decree 1197/1991 on tender offers and in any case prior to April 3, 2007, the date on which E.ON’s offer is scheduled to expire.

Madrid, March 26, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2007	ENDESA, S.A.

	By:	/s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema Title: Manager of North America Investor Relations